Pheton Holdings Ltd

September 6, 2023

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Office of Industrial Applications & Services

100 F Street, NE

Washington, D.C. 20549

Re:	Pheton Holdings Ltd
Draft Registration Statement on Form F-1
Submitted July 7, 2023
CIK No. 0001970544

Ladies and Gentlemen:

This letter is in response to the letter dated August 3, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Pheton Holdings Ltd (the “Company,” “we,” and “our”) regarding the above-mentioned Draft Registration Statement on Form F-1 (“Amendment No. 1”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. Amendment No. 2 to Draft Registration Statement on Form F-1 (“Amendment No. 2”) is being confidentially filed to accompany this letter. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in Amendment No. 2.

Draft Registration Statement on Form F-1

Cover Page

1. You disclose that each Class A ordinary share is entitled to one (1) vote, and each Class B ordinary share is entitled to twenty (20) votes and will be convertible into one Class A ordinary share. Please revise to disclose that you have a dual class structure and identify the holder of the Class B ordinary shares.

Response: In response to the Staff’s comment, we have included the requested disclosure on the cover page, and pages 1, 10, 46, 120 and 121 of Amendment No. 2.

2. We note the disclosure that Pheton Holdings Ltd directly holds equity interests in its subsidiaries and does not operate any business through a variable interest entity (“VIE”). You further note that the Chinese regulatory authorities could disallow your operating structure, which would likely result in a material change in your operations. Please revise to further clarify that while your current corporate structure is not a VIE structure, if the PRC laws and regulations were to change in the future, such changes may result in adverse changes in your operations and your Class A ordinary shares may decline significantly in value.

Response: In response to the Staff’s comment, we have revised the disclosure on the cover page of Amendment No. 2 to clarify that while our current corporate structure is not a VIE structure, we acknowledge that any potential future changes in PRC laws and regulations could have adverse effects on our operations and may lead to a significant decline in the value of our Class A ordinary shares.

3. Please revise to discuss the current status of your compliance with the CSRC approval process, and disclose whether the offering is contingent upon receipt of approval from the CSRC. Please also add a risk factor discussing the risks related to compliance or noncompliance with the Trial Measures, including that the CSRC may not approve the filing, as well as the potential impact on your business and the securities in this offering.

Response: In response to the Staff’s comment, we have included the requested disclosure on the cover page, and pages 3, 26, 27 and 28 of Amendment No. 2 to update the current status of our compliance with the CSRC approval process, and/or the risk that relate to compliance or noncompliance with the Trial Measures.

Prospectus Summary

Overview, page 2

4. We note the disclosure that Beijing Feitian’s operations include the sales of Medical Auxiliary Supplies, such as printed 3D molds, seed implant needles, computer workstations, etc., and the sales of FTTPS-related technical advisories or provisions of consulting services. Please revise to clarify, if true, that you do not manufacture these referenced products and that you consider the sales of FTTPS to be your main business. We note disclosure on page 62.

Response: In response to the Staff’s comment, we have included the requested disclosure on page 2 of Amendment No. 2.

5. Please revise to further describe the “massive market opportunity” or remove such disclosure.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 2 and 90 of Amendment No. 2.

6. Please revise the second-to-last bulleted point on page 1 by clarifying that Beijing Feitian currently generates all of its revenues in China.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 2 and 91 of Amendment No. 2.

7. We note the disclosure that you hope to expand in Vietnam and that Beijing Feitian is preparing for the notarization of the Export Certificate and medical device licenses in accordance with the requirements of Vietnam’s import policy. Please revise to disclose any agreements in place for such expansion into the Vietnam market. If you do not have any definitive agreements in place, please make that clear.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 15 and 91 of Amendment No. 2.

Prospectus Summary

Recent PRC Regulatory Developments, page 3

8. We note your disclosure discussing the CSRC Overseas Listing Trial Measures which became effective on March 31, 2023. We also note your disclosures on page 103-104 about what constitutes an explicitly prohibited offering and what constitutes an indirect overseas offering. Please expand your disclosure here to reflect the same criteria mentioned on pages 103-104 as to what constitutes an explicitly prohibited overseas offering and what constitutes an indirect overseas offering. Additionally, please disclose how this would subject you to additional compliance requirements in the future, such as with respect to subsequent offerings you may conduct or otherwise.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 3, 4 and 110 of Amendment No. 2.

Summary Risk Factors, page 5

9. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, we have included the requested disclosure on pages 3, 4, 6, 8, 10 and 11 of Amendment No. 2.

Impact of the COVID-19 Pandemic on Our Operations and Financial Performance, page 10

10. We note the disclosure that for the years ended December 31, 2021 and 2022, your financial conditions and results of operations have been adversely affected by the COVID-19 pandemic. Please revise to clarify that due to the COVID-19 pandemic, the sales volume of FTTPS experienced a decline for the fiscal year ended December 31, 2022.

Response: In response to the Staff’s comment, we have included the requested disclosure on page 11 and 12 of Amendment No. 2.

Risk Factors, page 11

11. Please include risk factor disclosure if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

Response: In response to the Staff’s comment, we have included the requested disclosure on page 42 of Amendment No. 2.

12. We note your disclosure on the cover page that this offering is conditioned upon Nasdaq’s final approval of your listing application. Please include risk factor disclosure addressing satisfying the listing requirements and other rules of Nasdaq Stock Market.

Response: In response to the Staff’s comment, we have included the requested disclosure on page 46 and 47 of Amendment No. 2.

Beijing Feitian has not made adequate social insurance and housing fund contributions..., page 18

13. Please tell us how you have accounted for required contributions to social insurance and housing funds for employees required by PRC regulations. Tell us whether the amounts due have been accrued as a liability as of each balance sheet date. Please tell us your estimate of the amount of late fees or range of amounts and your consideration of the need for loss contingency disclosures under ASC 450-20-50.

Response: We respectfully advise the Staff that the requirement to make contributions to social insurance and the housing fund (together, the “Employee Benefits”) has not been implemented consistently by the local governments in China, given the different levels of economic development in different locations. We computed the required Employee Benefits for our employees based on the local requirement in Beijing, where Beijing Feitian’s business license is registered and our executive office is located.

If it is determined by local authorities that we have failed to make adequate contributions to any employee benefits by relevant PRC regulations, our estimated total amount due is approximately less than $1,700, as of December 31, 2022 (the “Estimated Employee Benefits Due”). In addition, we considered the following facts: (i) on May 29, 2023, Beijing Feitian received a letter from Beijing Chaoyang District Social Security Bureau, the relevant local authority, confirming there were no violations of the social insurance and/or housing fund contribution obligations as of April 2023; (ii) as of the date of this response, Beijing Feitian has not received any notice or demand from any relevant authority of the PRC government; (iii) according to the Emergency Notice on Practicing Principles of the State Council Executive Meeting and Stabilizing Work on Collecting Social Insurance Premiums promulgated by the Ministry of Human Resources and Social Security, issued on September 21, 2018, local authorities are not allowed to recover unpaid social insurance premiums from enterprises; and (iv) as of the date of this response, the Company has not received any complaint or report on outstanding social insurance premiums or housing funds from its employees, nor has Beijing Feitian been involved in, or received notice of, any labor dispute or lawsuit with its employees relating to non-payment of social insurance premiums or housing provident funds. As a result, we believe the possibility of requiring payment of the Estimated Employee Benefits Due by local authorities is remote.

In accordance with ASC 450-20-50-6, the Company did not accrue the Estimated Employee Benefit Due as of December 31, 2022, because the Company believes the loss contingency related to unasserted claims is immaterial, and the possibility of loss is remote.

Beijing Feitian faces the risk of fluctuations in the cost, availability, page 34

14. We note the disclosure that Beijing Feitian has established long-standing cooperative relationships with many suppliers, who provide favorable pricing for certain supplies. Please revise to disclose that your suppliers are located in China and clarify whether you are substantially dependent upon any of your key suppliers. We note disclosure on page 95.

Response: In response to the Staff’s comment, we have included the requested disclosure on page 37 of Amendment No. 2.

We are an emerging growth company within the meaning of the Securities Act..., page 49

15. We note your disclosure that you have elected to take advantage of the benefits of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1). Please also include risk factor disclosure explaining that the election allows for the delay of the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies and that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates with similar disclosure.

Response: In response to the Staff’s comment, we have included the requested disclosure on page 52 of Amendment No. 2.

Use of Proceeds, page 54

16. Please revise this section to provide more specific detail regarding the use of the proceeds to be allocated for research and development, including if it will be used for your proprietary product FTTPS. Please also include the order of priority of such purposes given, and if applicable as well, the amount and sources of other funds needed. If the proceeds are being used directly or indirectly to acquire assets, other than in the ordinary course of business, briefly describe the assets and their cost. If the assets will be acquired from affiliates of the company or their associates, disclose the persons from whom they will be acquired and how the cost to the company will be determined. Refer to Item 3.C. of Form 20-F.

Response: In response to the Staff’s comment, we have revised the disclosure on page 58. We respectfully advise the Staff that our plans in this area are currently conceptual and subject to review and refinement, and that, as of the date of this response, no agreements or partnerships have been established, and no active plan to acquire assets is currently in progress.

Capitalization, page 56

17. The third bullet indicates that you are also presenting pro forma as adjusted basis amounts, which your table below does not indicate. The third bullet also indicates that you have outstanding preferred shares, which it does not appear that you do as of December 31, 2022. Please revise your disclosures as necessary.

Response: In response to the Staff’s comment, we have revised the disclosure on page 60 of Amendment No. 2.

Enforceability of Civil Liabilities, page 58

18. We note that your principal office and majority of your officers and directors are located in the People’s Republic of China. Please expand your disclosure to also address the ability to effect service of process, to enforce judgments obtained in U.S. courts against foreign persons, and the investor’s ability to bring an original action in an appropriate foreign court to enforce liabilities against the officers or directors based upon the U.S. Federal securities laws.

Response: In response to the Staff’s comment, we have revised the disclosure on page 62 of Amendment No. 2.

Corporate History and Structure, page 60

19. We note disclosure on your cover page that you will apply to have your Class A ordinary shares listed on the Nasdaq Stock Market and that the closing of this offering is conditioned upon Nasdaq’s final approval of our listing application. Please update your disclosure in this section in this regard.

Response: In response to the Staff’s comment, we have revised the disclosure on page 64 of Amendment No. 2.

Comparison of Fiscal Years Ended December 31, 2021 and 2022, page 64

20. Your discussion of the fluctuation of revenue from sales of FTTPS discusses reduced sales volume offset by an increase in average contract prices due to additional personalized services. Please quantify the impact of these offsetting underlying factors.

Response: In response to the Staff’s comment, we have revised the disclosure on page 69 of Amendment No. 2.

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 66

21. We note that you believe that the current cash and cash flows generated from Beijing Feitian’s future operating activities will be sufficient to meet your working capital needs for the next 12 months from the date the audited financial statements were issued. Given the significant decrease in cash from $136,750 at December 31, 2021 to $72,288 at December 31, 2022 as well as cash used rather than generated from operations of $116 million during the year ended December 31, 2022, please expand your disclosures to further identify sources of liquidity and your basis for making this assertion.

Response: In response to the Staff’s comment, we have revised the disclosure on page 72 of Amendment No. 2. Additionally, we would like to inform the Staff that our cash used in operating activities amounted to $116,152 during the year ended December 31, 2022, not $116 million.

Cash Flow Analysis, page 67

22. We note that your accounts receivable balance increased by approximately 114% from December 31, 2021 to December 31, 2022. We further note that the balance due from the top two customers at December 31, 2022 accounted for approximately 47% and 38% of your accounts receivable. This increase in accounts receivables also appears to be a significant factor as to why you recorded net cash used in operating activities of $116 million. In this regard, please expand your disclosures to address the reasons for this significant increase in accounts receivable as well as how you determined your allowance for doubtful accounts was appropriate. Refer to Item 5 of the Form 20-F.

Response: In response to the Staff’s comment, we have revised the disclosure on page 72 of Amendment No. 2. Additionally, we advise the Staff that our cash used in operating activities is $116,152 during the year ended December 31, 2022, not $116 million.

Critical Accounting Policies and Estimates, page 67

23. You indicate your critical accounting policies and practices include: (i) revenue recognition; (ii) operating leases; (iii) income taxes; and (iv) fair value measurements. However, you only provide a discussion of policies related to estimated cost of assurance type warranty, allowance for credit losses, and taxation. Please revise your disclosures as necessary.

Response: In response to the Staff’s comment, we have revised the disclosure starting on page 73 and 74 of Amendment No. 2.

Market Trends and Opportunities, page 85

24. Where you refer to amounts in renminbi (RMB), please also include U.S. Dollars. We note disclosure on page 86.

Response: In response to the Staff’s comment, we have revised the disclosure in Amendment No. 2.

Manufacturing and Supply, page 94

25. We note your disclosure that your FTTPS software is either burned onto a CD or it installed into computer workstations. Please disclose the percentage of FTTPS software that is burned on CDs and the percentage that are installed into computer workstations.

Response: We respectfully advise the Staff that we have revised the disclosure on page 100 of Amendment No. 2.

Principal Shareholders, page 114

26. Please revise your disclosure here to include any significant change in the percentage ownership held by any major shareholders during the past three year. Refer to Item 7.A.1.(b) of Form 20-F.

Response: In response to the Staff’s comment, we have revised the disclosure on page 121 of Amendment No. 2.

Consolidated Statements of Income and Comprehensive Income, page F-4

27. We note other income, net, is material to income before income taxes. For example during the year ended December 31, 2022, other income, net represents approximately 61% of income before income taxes. In this regard, please consider separately breaking out the significant components of this amount on the face of the financial statement or in the notes to the financial statements. We also remind you that ASC 835-20-50-1 requires disclosure of the amount of interest expense incurred each period.

Response: In response to the Staff’s comment, we have revised the disclosure on page 71 and page F-4 of Amendment No. 2.

Note 2. Summary of Significant Accounting Policies, page F-7

28. Given that deferred offering costs represents approximately 32% of your total assets at December 31, 2022, please disclose your accounting policy related to these costs.

Response: In response to the Staff’s comment, we have revised the disclosure on page F-10 of Amendment No. 2, and we disclosed separated line items on the face of statement of consolidated balance sheet.

Revenue Recognition, page F-10

29. In regards to your revenue recognition policy related to the sales of FTTPS, please address the following:

• The FTTPS sales contracts require you to provide core software, a set of hardware as peripherals to operate the software, and related services. Please help us better understand the nature of each of these components of the FTTPS sales contracts. Please specifically address the period over which these items are provided to the customer. In regard to the software component, please address whether any upgrades, updates, or technical support are also provided and the terms of these if applicable.

Response: We respectfully advise the Staff that a typical FTTPS sales contract includes FTTPS with a set of readily available hardware, which is furnished as peripherals to operate the software and/or for radioactive particle implantation with FTTPS. The execution timeline of these contracts is typically within three months. To ensure seamless integration and as generally included in our services, our technical personnel will be present on-site to install, test, and adjust our core software with other hardware peripherals. The process, encompassing software installation, testing of all component connections, and staff training, is generally completed within two days upon delivery.

As for system upgrades and updates related to existing software, we respectfully inform the Staff that we are not providing free upgrades and updates as part of the contract. In addition, there has been no such request, since our incorporation, mainly because our software is designed to operate in an offline mode and run on streamlined computer operating systems that typically do not necessitate frequent software upgrades or updates. As for technical support related to existing software, we respectfully inform the Staff that we have not provided extensive technical support for the software as of the date of this response. Following the sales of FTTPS, we usually offer basic after sales services over the phone on issues related to FTTPS operations. Historically, the associated costs for providing such services have been immaterial.

• Please provide us with a summary of your analysis which led you to determine that you have a single performance obligation pursuant to ASC 606-10-25-19 through 25- 22; and

Response: We respectfully advise the Staff that the complete functionality required for brachytherapy is achieved only when the components are used in conjunction with one another. Meanwhile, pursuant to the Code of Practice for the Clinical Application of Radioactive Particle Implantation Therapy (2022 Edition) by National Health Commission, only TPS with a complete set of available hardware can carry out radioactive particle implantation. Aligned with the principle encapsulated in paragraph ASC 606-10-25-19 through ASC 606-10-25-22, which guides the identification of specified goods or services, we came to the decision that we have a single performance obligation in regard to the sales of FTTPS and related components. Specifically, FTTPS and related hardware components constitute an inseparable bundle that should be transferred to the customer as an integrated unit, which ensures that the complete functionality can be harnessed. The customers cannot benefit from the hardware, FTTPS or services alone, but only upon the integration of software and hardware as a system together with proper training.

• Please tell us how you determined revenue from sales of FTTPS should be recognized at point in time based on the guidance in ASC 606-10-25-30.

Response: We respectfully advise the Staff that the Company considers the performance obligations in the FTTPS sales contract to be satisfied upon the system is delivered with proper installation and training completed in accordance with ASC 606 -10-25-30, because:

a.	Customers cannot use FTTPS during the installation or training stages. That indicates that the customers do not simultaneously receive and consume the benefits provided by the software. Instead, the benefit come into play after installation and proper training are completed.

b.	During the setup and installation phrases, customers have no control over the FTTPS until the whole contract performance obligations are met and verified through the completion of a duly signed acceptance form.

c.	The Company has no enforceable right to payment until the system is fully handed over whole to the customer.

d.	In practice, it generally takes less than two days to complete the comprehensive process, including the delivery of software and hardware, installation of system, testing with all parts connection and staff training.

Exhibits

30. Please file your lease agreements as an exhibit to your registration statement. We note your disclosure on page 98. Alternatively, advise us why the agreement is not material and required to be filed.

Response: In response to the Staff’s comment, we will file the lease agreement as exhibits to the registration statement on Form F-1 upon public filing.

General

31. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We respectfully advise the Staff that up to the date of this reply, there has been no written communications as defined in Rule 405 under the Securities Act. We undertake to provide the Staff with copies of any future written communications, as defined in Rule 405 under the Securities Act, that we or anyone authorized to do so on our behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

32. We note your website states “many products in the industry dominance, such as our company’s production of radiation implant therapy three-dimensional planning system, in the domestic excellent position, market share has reached more than 80%.” We also note your disclosure on page 96 that states “Beijing Feitian holds a market share of 60.2% in terms of the total number of installed brachytherapy TPS in the market.” Please disclose the measurement period and reconcile these statements or advise.

Response: We respectfully advise the Staff that we have taken steps to ensure that our website content aligns with the information disclosed in our registration statement.

33. We note your website states “Beijing Feitian Zhaoye Technology Co., Ltd. is a high-tech enterprise focusing on the R&D and manufacturing of high-tech medical devices and application software.” We also note disclosure throughout your registration statement that you do not engage in manufacturing itself, but purchase the medical products from third party suppliers instead. Please reconcile these two statements or advise.

Response: We respectfully advise the Staff that we have taken steps to ensure that our website content aligns with the information disclosed in our registration statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to contact our counsel, Ying Li, Esq., of Hunter Taubman Fischer& Li LLC, at yli@htflawyers.com.

Very truly yours,

/s/ Jianfei Zhang
Name:	Jianfei Zhang
Title:	Chief Executive Officer and Chairman of the Board of Directors

cc:	Nudrat Salik, Terence O’Brien, Nicholas O’Leary and Lauren Nguyen, Securities and Exchange Commission
Ying Li, Esq., Hunter Taubman Fischer & Li LLC